FILE No.
82-3874

NSON REEK RESOURCES LTD.

SUITE 500; 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca :MCK:TSX VENTURE





06012782

April 13, 2006

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated April 13, 2006

PROCESSED
APR 2 5 2006
THOMSON
FINANCIAL

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.


SEC MAIL
RECEIVED
PROCESSING
APR 2 1 2006
WASH. D.C.
192
SECTION

For BARBARA O'NEILL

dw 4/24

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE **APRIL 13, 2006**

News Release: **06-05** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Appoints New Director

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the appointment of Douglas Porter as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held today. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Shane Ebert, Douglas Bryan and Douglas Porter.

Mr. Porter is a principle of Porter Valuations Inc., a specialty business valuation corporation providing valuation and financial consulting services to a broad spectrum of private and public companies throughout Western Canada.

Mr. Porter is a chartered business valuator as well as a chartered accountant. He has served tenures as Managing Director of Smith Cageorge Porter Inc. and various positions with the Calgary office of Arthur Anderson. Mr. Porter will also replace Mr. Devonshire, who did not stand for re-election, on the Audit committee.

Manson Creek welcomes Mr. Porter and his wealth of business expertise, to the Corporation and looks forward to his valued input into current and future business endeavors.

"Regan Chernish"

Regan Chernish
President and Director


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2006
WASH, DC
192
SECTION

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

APRIL 13, 2006

News Release: **06-05**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Appoints New Director

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the appointment of Douglas Porter as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held today. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Shane Ebert, Douglas Bryan and Douglas Porter.

Mr. Porter is a principle of Porter Valuations Inc., a specialty business valuation corporation providing valuation and financial consulting services to a broad spectrum of private and public companies throughout Western Canada.

Mr. Porter is a chartered business valuator as well as a chartered accountant. He has served tenures as Managing Director of Smith Cageorge Porter Inc. and various positions with the Calgary office of Arthur Anderson. Mr. Porter will also replace Mr. Devonshire, who did not stand for re-election, on the Audit committee.

Manson Creek welcomes Mr. Porter and his wealth of business expertise, to the Corporation and looks forward to his valued input into current and future business endeavors.

"Regan Chernish"

Regan Chernish
President and Director


SEC MAIL
APR 21 2006
WASH. D.C.
192
SECTION

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

APRIL 13, 2006

News Release: **06-05**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Appoints New Director

Manson Creek Resources Ltd. (Manson Creek) is pleased to announce the appointment of Douglas Porter as a member of the Board of Directors at the Annual and Special Meeting of Shareholders held today. The board now consists of Messrs. Regan Chernish, Jean Pierre Jutras, Shane Ebert, Douglas Bryan and Douglas Porter.

Mr. Porter is a principle of Porter Valuations Inc., a specialty business valuation corporation providing valuation and financial consulting services to a broad spectrum of private and public companies throughout Western Canada.

Mr. Porter is a chartered business valuator as well as a chartered accountant. He has served tenures as Managing Director of Smith Cageorge Porter Inc. and various positions with the Calgary office of Arthur Anderson. Mr. Porter will also replace Mr. Devonshire, who did not stand for re-election, on the Audit committee.

Manson Creek welcomes Mr. Porter and his wealth of business expertise, to the Corporation and looks forward to his valued input into current and future business endeavors.

"Regan Chernish"

Regan Chernish
President and Director


SEC MAIL PROCESSING
RECEIVED
APR 21 2006
WASH. D.C.
192
SECTION

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.